UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 4, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the UBS Group AG consolidated capital instruments and TLAC-eligible senior
unsecured debt information for the fourth quarter of 2025, published today by the registrant, which appears
immediately following this page.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

UBS Group AG consolidated capital instruments and
TLAC-eligible senior unsecured debt
Fourth quarter of 2025
This document

provides information

about the

treatment of

capital instruments

and other

instruments contributing

to
the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB)
framework as of 31 December 2025.

Information

about

the

Swiss

SRB

capital

framework

and

about

Swiss

SRB

going

and

gone

concern

requirements

is
provided in the “Capital,

liquidity and funding, and balance sheet”

section of the UBS Group

Annual Report 2024, which
is available under “Annual reporting” at ubs.com/investors .

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 December 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.12.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.12.25
Amount eligible for
the gone concern
requirement
as of 31.12.25 Maturity date
First optional call
date
Additional tier 1 capital
1
UBS Group AG CH0558521263 29.7.20 USD 750

735
Perpetual 29.7.26
2 UBS Group AG 144A: US902613AD01
RegS: USH42097CB19
10.2.21 USD 1,500

1,300
Perpetual 10.2.31
3 UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.21 USD 398

398
Perpetual 1.3.26
4 UBS Group AG 144A: US902613AG32
RegS: USH42097CL90
2.6.21 USD 750

739
Perpetual 2.6.26
5 UBS Group AG 144A: US902613AJ70
RegS: USH42097CS44
12.1.22 USD 1,500

1,464
Perpetual 12.2.27
6 UBS Group AG CH1160680174 16.2.22 CHF 265

334
Perpetual 16.2.27
7 UBS Group AG, Switzerland, or employing subsidiaries
4
18.2.22 USD 447

447
Perpetual 1.3.27
8 UBS Group AG, Switzerland, or employing subsidiaries
4
17.2.23 USD 420

420
Perpetual 1.3.28
9 UBS Group AG 144A: US902613BF40
RegS: USH42097ES26
13.11.23 USD 1,750

1,788
Perpetual 13.11.28
10 UBS Group AG 144A: US902613BE74
RegS: USH42097ER43
13.11.23 USD 1,750

1,789
Perpetual 13.11.33
11 UBS Group AG 144A: US902613BK35
RegS: USH42097EW38
12.2.24 USD 1,000

998
Perpetual 12.4.31
12 UBS Group AG, Switzerland, or employing subsidiaries
4
16.2.24 USD 538

538
Perpetual 1.3.29
13 UBS Group AG CH1325807860 21.2.24 SGD 650

521
Perpetual 21.8.29
14 UBS Group AG CH1357852636 24.6.24 SGD 675

545
Perpetual 21.12.29
15 UBS Group AG 144A: US902613BN73
RegS: USH42097EZ68
10.9.24 USD 1,500

1,488
Perpetual 10.9.29
16 UBS Group AG 144A: US225401BH08
RegS: USH42097FA09
10.2.25 USD 1,500

1,530
Perpetual 10.2.30
17 UBS Group AG 144A: US225401BJ63
RegS: USH42097FB81
10.2.25 USD 1,500

1,529
Perpetual 10.8.34
18 UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.25 USD 560

560
Perpetual 1.3.30
19 UBS Group AG 144A: US902613BR87
RegS: USH42097FE21
5.8.25 USD 750

752
Perpetual 5.8.30
20 UBS Group AG 144A: US902613BS60
RegS: USH42097FF95
5.8.25 USD 1,250

1,252
Perpetual 5.2.35
21 UBS Group AG CH1485827070 29.9.25 AUD 1,250

787
Perpetual 29.9.30
Total high-trigger loss-absorbing additional tier 1 capital

19,914
Total additional tier 1 capital

19,914

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 December 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.12.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.12.25
Amount eligible for
the gone concern
requirement
as of 31.12.25 Maturity date
First optional call
date
Tier 2 capital
1 UBS AG, Stamford branch
5
US870845AC84 3.9.96 USD 218

0
1.9.26
2 UBS AG, London branch
6
XS0102733317 15.10.99 EUR 25

0
15.10.29
3 UBS AG, London branch
6
XS0102733408 15.10.99 EUR 25

0
15.10.29
4 UBS AG, London branch
6
XS0104830772 1.12.99 USD 80

0
3.1.28
5 UBS AG, London branch
6
XS0105838964 23.12.99 USD 19

0
30.12.27
6 UBS AG, London branch
6
XS0105839269 23.12.99 USD 46

0
30.12.26
Total non-Basel III-compliant tier 2 capital

0
Total tier 2 capital

0
7

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 December 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.12.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.12.25
Amount eligible for
the gone concern
requirement
as of 31.12.25 Maturity date
First optional call
date
TLAC-eligible senior unsecured debt
1 UBS Group AG
8
SEC: US902613AY48
144A: US902613AZ13
RegS: USH42097EH60
21.5.15 USD 2,000

1,526
15.5.45
2 UBS Group AG CH0310451858 22.2.16 CHF 150

0
23.2.26
3 UBS Group AG 144A: US90351DAF42
RegS: USG91703AK72
5.4.16 USD 2,000

0
15.4.26
4 UBS Group AG
8
SEC: US902613BB36
144A: US902613BA52
RegS: USH42097EJ27
18.4.16 USD 2,000

0
17.4.26
5 UBS Group AG CH0336602930 1.9.16 EUR 1,250

0
1.9.26 1.6.26
6 UBS Group AG 144A: US225401AC20
RegS: USH3698DAR55
9.1.17 USD 2,250

2,208
9.1.28 9.1.27
7 UBS Group AG 144A: US90352JAC71
RegS: USH4209UAC02
23.3.17 USD 2,000

1,967
23.3.28 23.3.27
8 UBS Group AG CH0385997058 27.10.17 JPY 8,300

52
27.10.27 27.10.26
9 UBS Group AG CH0385997066 27.10.17 JPY 10,000

55
27.10.33 27.10.32
10 UBS Group AG 144A: US225401AF50
RegS: USH3698DBM59
12.1.18 USD 2,000

1,930
12.1.29 12.1.28
11 UBS Group AG CH0406415312 29.3.18 USD 432.4
10

259
11
29.3.48 29.3.23
12 UBS Group AG CH0419042517 29.6.18 USD 209.2
10

134
11
29.6.48 29.6.23
13 UBS Group AG CH0406415296 11.7.18 EUR 100

98
11
4.7.34 11.7.28
14 UBS Group AG CH0428194218 31.8.18 USD 271.9
10

174
11
31.8.48 31.8.23
15 UBS Group AG CH0438965599 26.10.18 USD 145.5
10

99
11
26.10.48 26.10.23
16 UBS Group AG CH0445624999 9.11.18 JPY 20,000

125
9.11.28 9.11.27
17 UBS Group AG CH0449619078 27.12.18 USD 144.7
10

98
11
27.12.48 27.12.23
18 UBS Group AG CH0449619094 30.1.19 USD 172.2
10

116
11
30.1.49 30.1.24
19 UBS Group AG CH0457206792 30.1.19 USD 172.2
10

116
11
30.1.49 30.1.24
20 UBS Group AG CH0457206834 30.1.19 USD 143
10

95
11
30.1.49 30.1.24
21 UBS Group AG CH0474977748 29.5.19 USD 176
10

104
11
29.5.49 29.5.24
22 UBS Group AG CH0483180912 11.6.19 EUR 100

103
11
11.3.30 11.3.29
23 UBS Group AG CH0483180946 24.6.19 EUR 1,500

1,739
24.6.27 24.6.26
24 UBS Group AG CH0483180987 27.6.19 USD 173.2
10

98
11
27.6.49 27.6.24
25 UBS Group AG 144A: US902613AA61
RegS: USH42097AZ05
13.8.19 USD 1,500

1,388
13.8.30 13.8.29
26 UBS Group AG CH0494734418 10.9.19 EUR 1,000

1,020
10.9.29
27 UBS Group AG CH0506668844 4.11.19 USD 176.1
10

103
11
4.11.49 4.11.22
28 UBS Group AG CH0517825276 14.1.20 EUR 1,250

1,419
14.1.28 14.1.27
29 UBS Group AG CH0511762046 31.1.20 USD 350.3
10

118
11
31.1.60 31.1.25
30 UBS Group AG CH0521617321 4.3.20 USD 147.5
10

87
11
4.3.50 4.3.25
31 UBS Group AG 144A: US225401AP33
RegS: USH3698DCW23
1.4.20 USD 3,000

2,783
1.4.31 1.4.30
32 UBS Group AG CH0535271214 14.4.20 USD 250.2
10

127
11
14.4.50 14.4.25

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 December 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.12.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.12.25
Amount eligible for
the gone concern
requirement
as of 31.12.25 Maturity date
First optional call
date
33 UBS Group AG CH0547243250 22.5.20 USD 121.3
10

59
11
22.5.50 22.5.25
34 UBS Group AG CH0543827189 27.5.20 USD 606.2
10

296
11
27.5.50 27.5.25
35 UBS Group AG CH0550413337 9.6.20 GBP 750

963
9.6.28 9.6.27
36 UBS Group AG 144A: US902613AC28
RegS: USH42097BT36
30.7.20 USD 1,300

1,296
30.1.27 30.1.26
37 UBS Group AG CH0558521271 18.8.20 AUD 41.1
10

19
11
18.8.35 18.8.30
38 UBS Group AG CH0561923860 22.9.20 USD 63.6
10

31
11
22.9.50 22.9.23
39 UBS Group AG CH0576402181 5.11.20 EUR 1,500

1,668
5.11.28 5.11.27
40 UBS Group AG CH0579132942 24.11.20 USD 40

31
11
24.11.35 24.11.23
41 UBS Group AG CH0581183594 3.12.20 AUD 45

22
11
3.12.35 3.12.23
42 UBS Group AG CH0587372951 12.1.21 USD 114.1
10

60
11
12.1.51 12.1.26
43 UBS Group AG CH0591979627 18.1.21 EUR 1,500

1,353
18.1.33
44 UBS Group AG CH0588488863 29.1.21 USD 378
10

205
11
29.1.51 29.1.26
45 UBS Group AG 144A: US225401AT54
RegS: USH3698DDG63
2.2.21 USD 2,000

1,983
2.2.27 2.2.26
46 UBS Group AG 144A: US902613AE83
RegS: USH42097CC91
11.2.21 USD 2,000

1,744
11.2.32 11.2.31
47 UBS Group AG CH0595205524 24.2.21 EUR 1,000

1,110
24.2.28
48 UBS Group AG CH0595205532 24.2.21 EUR 1,250

1,205
24.2.33
49 UBS Group AG CH0598928718 24.2.21 CHF 360

443
24.8.29 24.8.28
50 UBS Group AG US902613AF58 25.2.21 USD 25

20
11
25.2.36 25.2.24
51 UBS Group AG CH0595205490 26.2.21 USD 196.2
10

110
11
26.2.51 26.2.26
52 UBS Group AG CH0595205508 26.2.21 AUD 103.9
10

36
11 26.2.51 26.2.26
53 UBS Group AG CH0598928734 4.3.21 USD 40

33
11
4.3.36 4.3.24
54 UBS Group AG 144A: US225401AU28
RegS: USH3698DDH47
14.5.21 USD 3,250

2,816
14.5.32 14.5.31
55 UBS Group AG CH1112455774 26.5.21 USD 310.4
10

184
11
26.5.51 26.5.26
56 UBS Group AG 144A: US902613AH15
RegS: USH42097CM73
10.8.21 USD 2,000

1,955
10.8.27 10.8.26
57 UBS Group AG CH1142231690 3.11.21 EUR 1,250

1,267
3.11.31
58 UBS Group AG CH1142231708 3.11.21 GBP 400

497
3.11.29 3.11.28
59 UBS Group AG CH1145096165 9.11.21 CHF 440

550
9.11.28 9.11.27
60 UBS Group AG CH1142754311 15.11.21 GBP 450

550
15.11.29 15.11.28
61 UBS Group AG 144A: US902613AK44
RegS: USH42097CT27
11.1.22 USD 1,500

1,284
11.2.33 11.2.32
62 UBS Group AG 144A: US902613AL27
RegS: USH42097CU99
11.1.22 USD 1,500

1,055
11.2.43 11.2.42
63 UBS Group AG CH1174335740 24.3.22 EUR 1,500

1,631
2.4.32 2.4.31
64 UBS Group AG CH1175016083 25.3.22 AUD 41.3
10

25
11
25.3.32 25.3.25
65 UBS Group AG CH1167887269 29.3.22 USD 92.8
10

55
11
29.3.47 29.3.27

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 December 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.12.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.12.25
Amount eligible for
the gone concern
requirement
as of 31.12.25 Maturity date
First optional call
date
66 UBS Group AG CH1174335773 4.4.22 JPY 5,000

31
11
4.4.28 4.4.26
67 UBS Group AG 144A: US902613AP31
RegS: USH42097DB00
12.5.22 USD 1,200

1,190
12.5.28 12.5.27
68 UBS Group AG CH1182086871 16.5.22 EUR 45

49
11
17.5.37 16.5.27
69 UBS Group AG CH1187520452 18.5.22 AUD 67.5
10

39
11
18.5.37 18.5.25
70 UBS Group AG CH1194000340 15.6.22 EUR 1,000

1,171
15.6.27 15.6.26
71 UBS Group AG CH1194000357 15.6.22 EUR 1,000

1,147
15.6.30 15.6.29
72 UBS Group AG CH1195555425 22.6.22 EUR 25

25
11
22.6.42 22.6.29
73 UBS Group AG 144A: US902613AS79
RegS: USH42097DK09
5.8.22 USD 1,750

1,739
5.8.27 5.8.26
74 UBS Group AG 144A: US902613AT52
RegS: USH42097DL81
5.8.22 USD 1,500

1,398
5.8.33 5.8.32
75 UBS Group AG 144A: US225401AV01
RegS: USH3698DDN15
12.8.22 USD 697.112

704
11.8.28 11.8.27
76 UBS Group AG 144A: US225401AZ15
RegS: USH3698DDS02
12.8.22 USD 758.727

770
12.8.33 12.8.32
77 UBS Group AG CH1204175116 16.8.22 EUR 34.3
10

28
11
16.8.52 16.8.32
78 UBS Group AG CH1211713180 7.9.22 GBP 750

1,014
30.9.27 30.9.26
79 UBS Group AG CH1211713198 7.9.22 GBP 750

1,067
7.9.33 7.9.32
80 UBS Group AG CH1210198151 8.9.22 EUR 37

38
11
8.9.42 8.9.32
81 UBS Group AG CH1212189141 15.9.22 EUR 120

129
11
15.9.37 15.9.34
82 UBS Group AG CH1213243889 21.9.22 EUR 30

34
11
21.9.32 21.9.27
83 UBS Group AG CH1213243905 28.9.22 JPY 10,000

44
11
28.9.42
84 UBS Group AG CH1214797172 14.11.22 EUR 2,054.596

2,614
1.3.29 1.3.28
85 UBS Group AG 144A: US225401BB38
RegS: USH3698DDW14
14.11.22 USD 834.235

966
15.11.33 15.11.32
86 UBS Group AG CH1236363391 11.1.23 EUR 1,000

1,185
11.1.31 11.1.30
87 UBS Group AG
9
144A: US902613AU26
RegS: USH42097DS35
12.1.23 USD 1,750

0
12.1.27 12.1.26
88 UBS Group AG 144A: US902613AV09
RegS: USH42097DT18
12.1.23 USD 2,250

2,225
12.1.34 12.1.33
89 UBS Group AG CH1242301294 16.1.23 EUR 42

48
11 16.1.43 16.1.33
90 UBS Group AG CH1244731761 9.2.23 AUD 72.7
10

46
11 9.2.38 9.2.26
91 UBS Group AG CH1244731779 15.2.23 EUR 90

106
11
15.2.38 15.2.33
92 UBS Group AG CH1244731787 17.2.23 EUR 34.2
10

36
11
17.2.43 17.2.33
93 UBS Group AG CH1255915022 16.3.23 AUD 40

26
11 16.3.38 16.3.30
94 UBS Group AG CH1248666922 16.3.23 JPY 10,000

60
16.3.33
95 UBS Group AG CH1255915006 17.3.23 EUR 1,046

1,250
17.3.28 17.3.27
96 UBS Group AG CH1255915014 17.3.23 EUR 977

1,187
17.3.32 17.3.31
97 UBS Group AG CH1255915030 17.3.23 AUD 59.2
10

35
11 17.3.38 17.3.26
98 UBS Group AG CH1253456094 21.3.23 AUD 200

136
11 21.3.33 21.3.26

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 December 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.12.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.12.25
Amount eligible for
the gone concern
requirement
as of 31.12.25 Maturity date
First optional call
date
99 UBS Group AG CH1277240953 29.6.23 EUR 25

28
11
29.6.43 29.6.33
100 UBS Group AG CH1277240961 30.6.23 EUR 50

57
11
30.6.43 30.6.31
101 UBS Group AG 144A: US225401BC11
RegS: USH42097EL72
22.9.23 USD 1,250

1,263
22.12.27 22.12.26
102 UBS Group AG 144A: US225401BE76
RegS: USH42097EN39
22.9.23 USD 1,500

1,537
22.9.29 22.9.28
103 UBS Group AG 144A: US225401BG25
RegS: USH42097EQ69
22.9.23 USD 1,750

1,798
22.9.34 22.9.33
104 UBS Group AG CH1305916756 21.11.23 EUR 89.8
10

104
11
21.11.38 21.11.30
105 UBS Group AG CH1305916798 30.11.23 EUR 25

29
11
30.11.38 30.11.32
106 UBS Group AG CH1305916806 30.11.23 EUR 60

69
11 30.11.38 30.11.30
107 UBS Group AG CH1305916822 7.12.23 AUD 56.4
10

33
11
7.12.53 7.12.26
108 UBS Group AG CH1305916863 15.12.23 CHF 42.1
10

52
11
30.6.34
109 UBS Group AG 144A: US902613BJ61
RegS: USH42097EV54
8.1.24 USD 1,750

1,762
8.2.30 8.2.29
110 UBS Group AG 144A: US902613BH06
RegS: USH42097EU71
8.1.24 USD 2,250

2,223
8.2.35 8.2.34
111 UBS Group AG CH1305916897 9.1.24 EUR 1,250

1,450
9.6.33 9.6.32
112 UBS Group AG CH1314941464 17.1.24 EUR 50

59
11
17.1.44 17.1.29
113 UBS Group AG CH1331113543 13.3.24 EUR 25

29
11
13.3.44 13.3.32
114 UBS Group AG CH1331113600 15.4.24 USD 39.2
10

40
11
15.4.29 15.4.27
115 UBS Group AG 144A: US902613BL18
RegS: USH42097EX11
13.5.24 USD 1,750

1,801
13.9.30 13.9.29
116 UBS Group AG CH1348614079 21.5.24 EUR 50

57
11
21.5.34
117 UBS Group AG CH1348614152 22.5.24 CHF 335

439
22.5.30 22.5.29
118 UBS Group AG CH1348614095 23.5.24 EUR 27
10

31
11
23.5.44 23.5.29
119 UBS Group AG CH1353257855 14.6.24 EUR 70

83
11
14.6.44 14.6.27
120 UBS Group AG CH1357852727 16.7.24 USD 27.3
10

27
11
16.7.39 16.7.29
121 UBS Group AG CH1357852743 23.7.24 USD 82.6
10

83
11
23.1.32 23.1.31
122 UBS Group AG CH1357852719 25.7.24 JPY 4100

21
11
25.7.54 25.7.29
123 UBS Group AG CH1357852768 30.7.24 EUR 25

30
11
30.7.31 30.7.27
124 UBS Group AG CH1357852776 30.7.24 EUR 35

41
11
30.7.36 30.7.27
125 UBS Group AG 144A: US902613BM90
RegS: USH42097EY93
6.9.24 USD 1,500

1,356
6.9.45 6.9.44
126 UBS Group AG CH1377443820 20.9.24 USD 50

49
11
20.9.34 20.9.30
127 UBS Group AG CH1377443861 26.9.24 EUR 43

46
11
26.9.44 26.9.34
128 UBS Group AG CH1380011366 6.11.24 USD 53.1
10

53
11
6.11.31 6.11.27
129 UBS Group AG CH1390516966 13.11.24 USD 42.4
10

43
11
13.11.31 13.11.28
130 UBS Group AG CH1390516974 19.11.24 USD 31.8
10

32
11
19.11.31 19.11.27
131 UBS Group AG CH1396329794 22.11.24 USD 52.9
10

54
11
22.11.30 22.11.28

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 December 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.12.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.12.25
Amount eligible for
the gone concern
requirement
as of 31.12.25 Maturity date
First optional call
date
132 UBS Group AG CH1396329828 3.12.24 USD 31.7
10

32
11
3.12.30 3.12.27
133 UBS Group AG CH1414003454 12.2.25 EUR 1,250

1,452
12.2.30 12.2.29
134 UBS Group AG CH1414003462 12.2.25 EUR 1,500

1,710
12.2.34 12.2.33
135 UBS Group AG CH1414003538 21.2.25 USD 36.8 10

33
11
21.2.55 21.2.28
136 UBS Group AG CH1414003553 24.2.25 EUR 30

35
11
24.2.40 24.2.30
137 UBS Group AG CH1414003579 3.3.25 EUR 33.5

39
11
3.3.40 3.3.28
138 UBS Group AG CH1428866979 14.3.25 AUD 46.2
10

27
11
14.3.45 14.3.30
139 UBS Group AG CH1428866995 14.3.25 EUR 50

59
11
14.3.35 14.3.30
140 UBS Group AG CH1428867118 3.4.25 CNY 204.5
10

29
11
3.4.30 3.4.28
141 UBS Group AG CH1428867159 10.4.25 USD 51.9
10

52
11
10.4.31 10.4.28
142 UBS Group AG CH1433241101 10.4.25 USD 51.9
10

52
11
10.4.32 10.4.28
143 UBS Group AG CH1433241127 11.4.25 USD 41.5
10

40
11
11.4.32 11.4.28
144 UBS Group AG 144A: US902613BQ05
RegS: USH42097FD48
9.5.25 USD 1,750

1,753
9.5.36 9.5.35
145 UBS Group AG CH1433241192 12.5.25 EUR 1,250

1,467
12.5.29 12.5.28
146 UBS Group AG CH1433241259 21.5.25 EUR 25

30
11
21.5.40
147 UBS Group AG CH1433241242 22.5.25 EUR 31

35
11
22.5.37 22.5.28
148 UBS Group AG CH1449583652 30.5.25 EUR 22.5

24
11
30.5.40
149 UBS Group AG CH1454185856 24.6.25 EUR 47.6

54
11
24.6.37 24.6.28
150 UBS Group AG CH1454185864 26.6.25 USD 25.5
10

25
11
26.6.28
151 UBS Group AG CH1454185898 26.6.25 USD 30.8 10

31
11
26.6.31 26.6.28
152 UBS Group AG CH1454185963 7.7.25 CNY 600

86
11
7.7.30 7.7.28
153 UBS Group AG CH1462229860 8.7.25 CNY 600

86
11
8.7.30 8.7.28
154 UBS Group AG CH1462229977 8.8.25 USD 40.8
10

41
11
8.8.32 8.8.28
155 UBS Group AG CH1462230025 11.8.25 CNY 200

29
11
11.8.30 11.8.28
156 UBS Group AG CH1462230017 11.8.25 CNY 200

29
11
11.8.30 11.8.28
157 UBS Group AG CH1462230009 11.8.25 CNY 200

29
11
11.8.30 11.8.28
158 UBS Group AG CH1462229993 11.8.25 CNY 286

41
11 11.8.30 11.8.28
159 UBS Group AG CH1462229985 11.8.25 CNY 1,094

156
11
11.8.30 11.8.28
160 UBS Group AG CH1474856957 11.8.25 EUR 750

872
11.8.31 11.8.30
161 UBS Group AG CH1474856965 11.8.25 EUR 1,250

1,439
11.8.36 11.8.35
162 UBS Group AG CH1474856999 14.8.25 USD 25.5
10

25
11
14.8.33 14.8.28
163 UBS Group AG CH1474857088 4.9.25 EUR 28

31
11
4.9.45 4.9.35
164 UBS Group AG CH1478430825 10.9.25 USD 25

25
11
10.9.32 10.9.30
165 UBS Group AG 144A: US225401BP24
RegS: USH42097FL63
23.9.25 USD 1,750

1,715
23.3.37 23.3.36
166 UBS Group AG 144A: US225401BK37
RegS: USH42097FG78
23.9.25 USD 1,250

1,232
23.12.29 23.12.28
167 UBS Group AG 144A: US225401BM92
RegS: USH42097FJ18
23.9.25 USD 1,000

994
23.9.31 23.9.30

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 31 December 2025
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
31.12.25
(currency, in
million)
Amount recognized
in regulatory capital
as of 31.12.25
Amount eligible for
the gone concern
requirement
as of 31.12.25 Maturity date
First optional call
date
168 UBS Group AG 144A: US225401BL10
RegS: USH42097FH51
23.9.25 USD 700

700
Interest Payment Date
falling in or nearest to
December 2029
Interest Payment
Date falling in or
nearest to
December 2028
169 UBS Group AG 144A: US225401BN75
RegS: USH42097FK80
23.9.25 USD 300

300
Interest Payment Date
falling in or nearest to
September 2031
Interest Payment
Date falling in or
nearest to
September 2030
170 UBS Group AG CH1485827039 24.9.25 CNY 181.2
10

26
11
24.9.30 24.9.28
171 UBS Group AG 144A: US902613BT44
RegS: USH42097FM47
6.11.25 USD 2,000

1,990
Interest Payment Date
falling in or nearest to
November 2033
6.11.32
172 UBS Group AG 144A: US902613BU17
RegS: USH42097FN20
6.11.25 USD 1,250

1,218
6.5.47 6.5.46
173 UBS Group AG CH1494626273 13.11.25 USD 25.2
10

25
11
13.11.32 13.11.28
174 UBS Group AG CH1494626281 13.11.25 USD 25.2
10

24
11
13.11.35 13.11.28
Total TLAC-eligible senior unsecured debt

96,105
1 Refer to “Capital and total loss-absorbing capacity instruments” under “Bondholder information” at ubs.com/investors for more information about the key features and the terms and conditions of the instruments included in the table above. Instruments are listed according to their issuance date.

2 On 12 June 2023,
Credit Suisse Group AG

merged with and into

UBS Group AG,

and its obligations under

its outstanding debt securities

became obligations of UBS

Group AG.

3 Instruments available to

meet gone concern requirements

remain eligible until one

year before maturity.

4 Relates to Deferred

Contingent Capital Plan
awards.

5 Non-Basel III-compliant tier 2 capital instruments issued by UBS AG qualify as gone concern instruments.

6 Non-Basel III-compliant tier 2 capital instruments (originally issued by Credit Suisse AG) do not qualify as gone concern instruments.

7 Includes only outstanding tier 2 capital instruments; does not include the add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income that qualify as tier 2 capital.

8 The ISINs for this instrument have changed compared with those from original issuance.

9 On 19 December 2025, we announced that we intend to redeem the instrument on 12 January 2026, the first call date. This instrument ceased to be eligible as TLAC unsecured debt capital when the call was announced.

10 Information corresponds to the amortized face amount as of 31 December 2025 and therefore includes the applicable accrual yield and, if applicable, the issue
price discount, with the numbers being rounded to one decimal place.

11 The eligible amounts presented are adjusted for own-credit-related gains / losses.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Copetti-Campi________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

February 4, 2026